Exhibit 12(b)
General Electric Company
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2011	2010	2009	2008	2007

General Electric Company and
consolidated affiliates
Earnings(a)	$18,887	$13,624	$9,668	$19,681	$27,403
Plus:
Interest and other financial charges
included in expense(b)	14,545	15,553	17,697	24,344	22,344
One-third of rental expense(c)	528	570	604	474	645

Adjusted “earnings”	$33,960	$29,747	$27,969	$44,499	$50,392

Fixed charges:
Interest and other financial charges
included in expense(b)	$14,545	$15,553	$17,697	$24,344	$22,344
Interest capitalized	25	39	42	73	93
One-third of rental expense(c)	528	570	604	474	645

Total fixed charges	$15,098	$16,162	$18,343	$24,891	$23,082

Ratio of earnings to fixed charges	2.25	1.84	1.52	1.79	2.18

Preferred stock dividend requirements	$1,031	$300	$300	$75	$–

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.40	1.08	0.90	1.07	1.18

Preferred stock dividend factor on
pre-tax basis	$1,442	$324	$270	$80	$–
Fixed charges	15,098	16,162	18,343	24,891	23,082

Total fixed charges and preferred stock
dividend requirements	$16,540	$16,486	$18,613	$24,971	$23,082

Ratio of earnings to combined fixed
charges and preferred stock dividends	2.05	1.80	1.50	1.78	2.18

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.